Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Palomar Holdings, Inc. for the registration of common stock, preferred stock, debt securities, warrants, and units or rights to purchase common stock, preferred stock, debt securities or units and to the incorporation by reference therein of our reports dated February 28, 2020, with respect to the consolidated financial statements and schedules of Palomar Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
June 23, 2020